UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2013

Commission File Number: 001-13944

NORDIC AMERICAN TANKERS LIMITED
(Translation of registrant's name into English)

LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

    Attached as Exhibit 1 is a press release of Nordic American Tankers Limited (the "Company"), dated February 11, 2013, announcing the Company's 4Q2012 report. NAT is well positioned to benefit as market fundamentals improve.

    This report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-183643) that was filed with the U.S. Securities and Exchange Commission with an effective date of August 30, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKERS LIMITED

(registrant)

Dated: February 11, 2013	By: /s/ Herbjørn Hansson
Herbjørn Hansson Chairman, Chief Executive Officer and President

Exhibit 1

Nordic American Tankers Limited (NYSE:NAT) - NAT is well positioned to benefit as market fundamentals improve.

Hamilton, Bermuda, February 11, 2013

In 2012, NAT improved its relative position within the industry despite a weak market. By retaining a strong balance sheet throughout 2012, NAT is able to consider expanding its fleet at a time when tankers are at historically attractive price levels. As announced last month, NAT is paying a dividend of $0.16 a share for the fourth quarter 2012. Operating cash flow1 for the fleet was $17.5 million for 2012.  During 4Q2012 the operating cash flow was -$1.1 million.  The transportation sector, which is important for the tanker industry, shows a very strong development in the Far East.  As an example, new passenger car sales in China increased from 3.9 million units in 2005 to 15.4 million in 2012.  This is positive for the tanker industry.

NAT achieved an average daily rate of $10,700 during 4Q2012. Rates achieved in the same period last year were around $12,000 per day. When the market turns, which may happen quickly, the dividend can be expected to increase. Our fleet is in excellent technical and operational condition, and NAT has the financial resources to maintain it that way. We do not compromise on the quality of our operations.   This helps to ensure the loyalty of our clients, which regularly includes major oil and energy companies.

The Company will pay the dividend on or about February 13, 2013 to shareholders of record as of January 30, 2013. Starting in the fall of 1997, when NAT began its operations, the Company has paid a quarterly dividend for 62 consecutive quarters. Including the dividend to be paid in 1Q2013, the total dividend payments over this period amount to $44.10 per share.

Key points to consider:

•
Earnings per share in 4Q2012 was -$0.39 excluding an impairment charge commented upon later in this report, compared with -$0.44 in 3Q2012 and -$0.37 in 4Q2011. The impairment charge of $0.22 per share has no cash impact. Under a portfolio approach for our homogenous fleet, no impairment charge would be required.

•	The Company has agreed to acquire the Orion Tanker Pool 100% as from January 1, 2013 for a payment of about $300,000. We continue to build stronger commercial relationships with our clients.

•	In November 2012, the Company established a new credit facility of $430m. This facility will be in place up to November 2017.

•	We continue to focus on cost efficiency - both in administration and onboard our vessels.

•	Spot rates achieved for 4Q2012 were somewhat weaker than 4Q2011. A recovery in the world economy and Asian economic growth can be expected to improve vessel demand and rates.

•
During the quarter the Company agreed to acquire the management company Scandic American Shipping Ltd. There will be no change in the management of the Company. Following this transaction, the Chairman & CEO and his immediate family are the largest shareholders of NAT. Their interests are now fully aligned with those of all other shareholders.

1 Operating cash flow (a non-GAAP measure) represents income from vessel operations before depreciation and non-cash

•	"Financial Vetting", or focus on the financial strength of shipowners, continues to be an important consideration for clients.

•	We are seeing increased levels of scrapping, curtailing fleet growth.

•	The Company does not engage in any type of derivatives.

•
In October 2012, one of our ships was detained in US waters with allegations that maritime rules had been violated.  We expect this matter to be closed soon with small consequences, including 12 days offhire (out of service).

"The Nordic American System"

It is essential for Nordic American to have an operating model that is sustainable in both a weak and a strong tanker market, which we believe differentiates Nordic American from other publicly traded tanker companies. The Nordic American System is transparent and predictable. As a general policy, the Company has a conservative risk profile. Our dividend payments are important for our shareholders, and at the same time we recognize the need to expand our fleet under conditions advantageous to the Company.

NAT maximizes cash flows by employing all of its vessels in the spot market through the Orion Tanker Pool which increases the efficiency and utilization of the fleet. The spot market gives better earnings than the time charter market over time.

Growth is a central element of the Nordic American System.  It is essential that NAT grows accretively, which means that over time our transportation capacity increases more percentagewise than our share count.

Nordic American has one type of vessel only - the Suezmax vessel. This type of vessel can carry one million barrels of oil. The Suezmax vessel is highly versatile, able to be utilized on most long-haul trade routes. A homogenous fleet streamlines operating and administration costs, which helps keep our cash-breakeven point low.

The valuation of NAT in the stock market should not be based upon net asset value (NAV), a measure that only is linked to the steel value of our ships. NAT has its own ongoing system value with a homogenous fleet.

We pay our dividend from cash on hand.  NAT has a cash break-even level of about $12,000 per day per vessel, which we consider low in the industry. The cash break-even rate is the amount of average daily revenue our vessels would need to earn in the spot tanker market in order to cover our vessel operating expenses, cash general and administrative expenses, interest expense and all other cash charges.

Financial Information

In January 2013, the Board declared a dividend of $0.16 per share for 4Q2012 to shareholders of record as of January 30, 2013.  The dividend will be paid on or about February 13, 2013. At the time of this report there are 54,825,751 shares outstanding.

Earnings per share was -$0.61 for the fourth quarter, including a $12 million impairment charge for one of the vessels in our fleet. Excluding the impairment, earnings per share was -$0.39. Applying the tests for impairment to the fleet as a whole would have resulted in no net impairment charge.

The Company's operating cash flow was -$1.1m for 4Q2012, compared with -$3.2m for 3Q2012 and $0.0m in 4Q2011. Operating cash earnings per share were -$0.02 in 4Q2012, -$0.06 in 3Q2012 and $0.00 in 4Q2011. For 2012 total operating cash earnings were $17.5 million.

We continue to concentrate on keeping our vessel operating costs low, while always maintaining our strong commitment to safe operations. We pay special attention to the cost synergies of operating a homogenous fleet that consists only of double hull Suezmax tankers.  As we expand our fleet, we do not anticipate that our administrative costs will rise correspondingly. In a weak tanker market other tanker companies may have challenges in keeping up technical standards as they cannot afford to spend the required funds for operations and maintenance.

As a matter of policy, the Company has always kept a strong balance sheet with low net debt and a focus on limiting the Company's financial risk.  This policy will continue.  The new non-amortizing credit facility maturing in the autumn of 2017 creates a good base for long term planning.

The Company is very well placed to take advantage of strong shipping markets, which due to our spot strategy, can be expected to be reflected in increased dividend payouts immediately.

The establishment of the Orion Tanker Pool has resulted in a closer relationship with customers and a stronger position in the market place. The previously announced commercial frame agreement with a subsidiary of a major oil company is the result of a more active marketing policy. We do business with some of the largest oil companies in the world on a regular basis. They demand quality both at sea and onshore.  As of January 1, 2013, NAT has agreed to acquire the remaining 50% of the Orion Tanker Pool which will continue to produce improved penetration of the market.

Prices for newbuildings and second hand tankers continue to be low by historical standards.  NAT is in a good position to buy additional vessels or order new vessels at advantageous prices when the time is right. Such acquisitions would increase the dividend capacity of the Company. It is a prerequisite for any expansion of the fleet that our dividend and earnings capacity per share increase. During 2012 we have inspected several vessels for possible acquisition purposes. We are in no rush and we continue to exercise caution in this regard.

In the 4th quarter 2012, NAT agreed to acquire Scandic American Shipping Ltd. which was previously owned by the Chairman and CEO for $25m, of which $17m was paid in stock. The transaction was completed in January 2013.  The main rationale underpinning the acquisition of Scandic American Shipping Ltd. is above all related to the fact that NAT has gained full control of all aspects of its operations. Among other things this relates to technical and commercial management and alignment of interests.

Our primary objective is to enhance total return2 for our shareholders, including maximizing our quarterly dividend.

As of December 31, 2012, the Company has net debt of about $7.8m per vessel. The Company has in place a new non-amortizing credit facility of $430m, of which $250m has been drawn at this time. Cash on hand is about $56m.

The credit facility, which matures in November of 2017, is not subject to reduction by the lenders and there is no obligation to repay principal during the term of the facility. The Company pays interest only on drawn amounts and a commitment fee for undrawn amounts.

Our cash breakeven rate is about $12,000 per day per vessel which is a very low level in the tanker industry.

2 Total Return is defined as stock price plus dividends, assuming dividends are reinvested in the stock.

The tightened terms of commercial bank financing and higher margins on shipping loans are challenging for shipping companies that are highly leveraged. By having little net debt, NAT is better positioned to navigate the financial seas, and we believe this is in the best interests of our shareholders.

For further details on our financial position for 4Q2012, 3Q2012 and 4Q2011, please see later in this release.

The Fleet

The Company has a fleet of 20 homogenous Suezmax vessels at the time of this report.  By way of comparison, in the autumn of 2004, the Company had three vessels.  Please see the fleet list below. We expect that the expansion process will continue over time and that more vessels can be expected to be added to our fleet. Our vessels are employed in the spot market. The average age of our fleet is 11.6 years.  Our vessels are in excellent technical condition - a priority for us.

Vessel	Dwt	Vessel	Dwt
Nordic Apollo	159,999	Nordic Hunter	151,400
Nordic Aurora	147,262	Nordic Jupiter	157,411
Nordic Breeze	158,597	Nordic Mistral	164,236
Nordic Cosmos	159,998	Nordic Moon	159,999
Nordic Discovery	153,328	Nordic Passat	164,274
Nordic Fighter	153,328	Nordic Saturn	157,332
Nordic Freedom	163,455	Nordic Sprite	147,188
Nordic Grace	149,921	Nordic Vega	163,000
Nordic Harrier	151,475	Nordic Voyager	149,591
Nordic Hawk	151,475	Nordic Zenith	158,645
		Total dwt	3,121,914

The Nordic Harrier (previously named Gulf Scandic) was redelivered to us in October 2010. The vessel had been operated by the charterers since the autumn of 2004. The vessel had not been technically operated according to sound maintenance practices by the charterer. Therefore, NAT has a claim for drydocking and other costs that the charterer is obligated to cover under the bareboat charter. As previously advised, the matter is now in arbitration. We expect it to be heard in 2013.

The Company continues to install equipment onboard the vessels to reduce energy consumption.

The graph shows the development of bunker prices in $/ton. Based on a daily bunker consumption of 50 tons, a fall in bunker prices of $100/ton represents a $5,000 per day saving per vessel. The quantity and the cost of bunkers consumed are important factors for establishing the time charter equivalent (TCE).

We continue to keep high technical quality of our fleet. Total off hire (out of service) for 4Q2012 was 206 days for our fleet of which 157 days were planned off hire.

During 2012, 8 of our vessels were in planned drydock. We have 6 drydockings planned for 2013. In isolation, it is an advantage to dock a vessel in a period when tanker earnings are low. In the autumn of 2012 we used extra time in dock to upgrade some of our vessels.

World Economy and the Tanker Market

The outlook for the world economy is uncertain. Seaborne imports of crude oil into the US decreased over the recent past. We do, however, note that the travel distances of crude oil coming into the US have increased, meaning that ton-miles for crude going to the US has seen a small increase. Going forward, shale oil and tar sand oil projects may impact the US and Canadian oil sector. These projects are vulnerable to reduced oil prices. Demand for vessels and accordingly our freight rates are partly driven by ton-miles, that is to say that not only volumes of crude, but also the voyage distance affects tanker demand. Moreover, recent data indicates that ton-miles are showing growth in line with the fleet development for 2013 as a result not only of economic recovery but changing trade patterns leading to longer voyages.

The European economies are making progress in agreeing to uniform banking terms and financial assistance packages. European economies, however, continue to run significant deficits and face mounting debt, while resistance to deficit reduction measures remains strong. The economies of the Far East generally show continuing growth, although at a slower pace than before. Annual crude imports into China totaled a new record high in 2012. Tanker market rates are also affected by newbuildings that enter the markets, increasing the supply of vessels. Increased scrapping impacts supply in the other direction. As a matter of policy the Company does not attempt to predict future spot rates.

The graph shows the average yearly spot rates since 2000 as reported by R.S. Platou Economic Research a.s. Over the period 2000/2012 spot rates for Suezmax tankers were $30,000 or more per day for eight years. The daily rates as reported by shipbrokers and by Imarex may vary significantly from the actual rates we achieve in the market, but these rates are in general an indication of the level of the market and its direction. In any analysis of the tanker industry, the direction of the global economy is always the most important factor.

The Suezmax fleet (excl. shuttle tankers) counts 434 vessels at the end of 4Q2012, an increase of 25 since the beginning of the year.

The current orderbook stands as of today at 54 vessels which represent 13% of the Suezmax fleet.  At the time of this report, the orderbook for 2014 counts only 5 Suezmax vessels. With current scrapping activity and a lack of new orders there is a good probability that the Suezmax fleet will shrink in 2014, which is to our favour.

Scrapping activity has increased recently. In 2012, 21 Suezmaxes were scrapped compared to 8 during the year 2011. Given the current market conditions we expect to see a further increase in the scrapping activity.

Corporate Governance/Conflict of Interests

In the fall of 2010 the New York Stock Exchange Commission presented its final report on corporate governance. The Commission achieved consensus on 10 core principles. These principles include a) building long-term sustainable growth in shareholder value for the corporation as the board's fundamental objective, b) the critical role of management in establishing proper corporate governance,

c) good corporate governance should be integrated with the company's business strategy and objectives and d) transparency for corporations and investors, sound disclosure policies and communication beyond disclosure. We believe the principles presented are essential elements of good corporate governance and the Company is in compliance with these principles.

It is vital for NAT to ensure that there is no conflict of interests among shareholders, management, affiliates and related parties.  Interests must be aligned.  We will work to ensure that transactions with affiliates and/or related parties are transparent.

Strategy going forward

Our objective is to have a strategy that is flexible and has benefits in both a strong tanker market and a weak one.  If the market improves, higher earnings and dividends can be expected.   However, if rates remain low, the Company is in a position to buy vessels - secondhand vessels or newbuildings, inexpensively by historical standards. Therefore, the Company is able to improve its relative position in a weak market and is able to reap the benefits of a stronger economic environment thereafter. Over the recent past the Company has improved its relative position.

After an acquisition of vessels or other forms of expansion, the Company should be able to pay a higher dividend per share and produce higher earnings per share than had such an acquisition not taken place.

Our dividend policy will continue to enable us to achieve a competitive, risk adjusted cash yield over time compared with that of other tanker companies.

NAT is firmly committed to protecting its underlying earnings and dividend potential.

Our Company is well positioned in this marketplace. We shall endeavor to safeguard and further strengthen this position for our shareholders in a deliberate, predictable and transparent way.

We encourage investors who seek exposure to the tanker sector to consider buying shares in NAT.

* * * * *

NORDIC AMERICAN TANKERS LIMITED

CONDENSED STATEMENTS OF OPERATION	Three Months Ended						Twelve Months Ended
Amounts in USD '000	Dec. 31, 2012 (unaudited)		Sep. 30, 2012 (unaudited)		Dec. 31, 2011 (unaudited)		Dec. 31, 2012 (unaudited)		Dec. 31, 2011

Net Voyage Revenue	17 528		15 461		19 257		92 012		79 866

Vessel Operating Expenses	(16 012)		(16 198)		(15 392)		(63 964)		(54 859)
General and Administrative Expenses	(2 148)	*	(3 593)	*	(4 789)	*	(14 701)	**	(15 394)	**
Depreciation Expenses	(17 615)		(17 431)		(17 038)		(69 219)		(64 626)
Impairment Loss on Vessel	(12 030)		0		0		(12 030)		0
Loss on Contract	0		0		0		0		(16 200)
Operating Expenses	(47 805)		(37 222)		(37 219)		(159 914)		(151 079)
Net Operating Loss	(30 277)		(21 761)		(17 962)		(67 902)		(71 213)

Interest Income	57		85		1 186		357		1 187
Interest Expense	(2 331)		(1 624)		(827)		(5 854)		(2 130)
Other Financial Income (Expense)	17		(44)		(51)		207		(142)
Total Other Expenses	(2 257)		(1 583)		308		(5 290)		(1 085)
Net Loss	(32 534)		(23 344)		(17 654)		(73 192)		(72 298)
Basic Loss per Shares	(0.61)	***	(0.44)		(0.37)		(1.39)		(1.53)
Basic Weighted Average Number of Common Shares Outstanding	52 915 639		52 915 639		47 302 241		52 547 623		47 159 402
Common Shares Outstanding	52 915 639		52 915 639		47 303 394		52 915 639		47 303 394

*) The G&A for the three months ended December 31, 2012, September 30, 2012, and December 31, 2011 include non-cash charges of
$(0.5)m, $1.2m, and $0.9m respectively which are charges related to share based compensation and pension cost.

**) The G&A for the twelve months ended December 31, 2012 and December 31, 2011 include non-cash charges of $4.2m and $3.1m which are charges related to share based compensation and pension cost.

***) A portfolio impairment policy reduces the loss to -$0.39 per share

CONDENSED BALANCE SHEETS	Dec. 31, 2012 (unaudited)	Dec. 31, 2011
Amounts in USD '000

Cash and Cash Equivalents	55 511	24 006
Marketable Securities	549	583
Accounts Receivable, net	54	17 586
Accounts Receivable, net related party	12 862	1 571
Prepaid Expenses and Other Current Assets	9 596	39 354
Vessels, Net	964 855	1 022 793
Related Party receivables (Orion Tanker Pool)	36 987	18 941
Other Non-current Assets	5 209	551
Total Assets	1 085 623	1 125 385

Accounts Payable	3 095	4 378
Accounts Payable, related party	1 536	926
Accrued liabilities	10 343	12 642
Long-term Debt	250 000	230 000
Deferred Compensation Liability	11 266	9 876
Shareholders' Equity	809 383	867 563
Total Liabilities and Shareholders' Equity	1 085 623	1 125 385

NORDIC AMERICAN TANKERS LIMITED

CONDENSED STATEMENTS OF CASH FLOW	Twelve Months Ended
Amounts in USD '000	Dec. 31, 2012 (unaudited)	Dec. 31, 2011

Net Cash Provided by (Used in) Operating Activities	(6 706)	(12 163)

Investment in Marketable Securities	0	(795)
Investment in Vessels	(2 745)	(91 536)
Repayment of Deposit and Loan, Nordic Galaxy	9 000	10 609
Other	(129)	(61)
Net Cash Provided by (Used in) Investing Activities	6 126	(81 783)

Net Proceeds from Issuance of Common Stock	75 584	4
Proceeds from Use of Credit Facility	20 000	155 000
Dividends Paid	(63 499)	(54 273)
Net Cash Provided by (Used in) Financing Activities	32 085	100 731

Net Increase (Decrease) in Cash and Cash Equivalents	31 505	6 785
Cash and Cash Equivalents at Beginning of Period	24 006	17 221
Cash and Cash Equivalents at End of Period	55 511	24 006

NORDIC AMERICAN TANKERS LIMITED

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES	Three Months Ended			Twelve Months Ended
Amounts in USD '000	Dec. 31, 2012 (unaudited)	Sep. 30, 2012 (unaudited)	Dec. 31, 2011 (unaudited)	Dec. 31, 2012 (unaudited)	Dec. 31, 2011
Voyage Revenue	44 670	20 085	24 629	130 682	94 787
Voyage Expense	(27 142)	(4 624)	(5 372)	(38 670)	(14 921)
Net Voyage Revenue (1)	17 528	15 461	19 257	92 012	79 866

	Three Months Ended			Twelve Months Ended
	Dec. 31, 2012 (unaudited)	Sep. 30, 2012 (unaudited)	Dec. 31, 2011 (unaudited)	Dec. 31, 2012 (unaudited)	Dec. 31, 2011
Net Operating Loss	(30 277)	(21 761)	(17 962)	(67 902)	(71 213)
Depreciation Expense	17 615	17 431	17 038	69 219	64 626
Impairment of Vessel	12 030	0	0	12 030	0
Loss on Contract	0	0	0	0	16 200
Share Based Compensation and Pension Cost	(457)	1 168	891	4 189	3 129
Operating Cash Flow (2)	(1 089)	(3 162)	(33)	17 536	12 742

(1)
Net voyage revenues represents voyage revenues less voyage expenses such as bunker fuel, port fees, canal tolls and brokerage commissions. Net voyage revenues is included because certain investors use this data to measure a shipping company's financial performance. Net voyage revenues is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

(2)
Operating cash flow represents income from vessel operations before depreciation and non-cash administrative charges. Operating cash flow is included because certain investors use this data to measure a shipping company's financial performance. Operating cash flow is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.  Declaration of dividends is solely in the discretion of the Board of Directors and may change from time to time."

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, factors impacting the declaration of dividends, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our reports on Form 6-K.

Contacts:
Scandic American Shipping Ltd
Manager for:
Nordic American Tankers Limited
P.O Box 56, 3201 Sandefjord, Norway
Tel: + 47 33 42 73 00 E-mail:  nat@scandicamerican.com

Jacob Ellefsen, Manager, Investor Relations & Research, Monaco
Nordic American Tankers Limited
Tel: + 377 93 25 89 07 or + 33 678 631 959

Rolf Amundsen, Advisor to the Chairman, Norway
Nordic American Tankers Limited
Tel: +1 800 601 9079 or + 47 908 26 906

Turid M. Sørensen, EVP & CFO, Norway
Nordic American Tankers Limited
Tel: +47 33 42 73 00 or + 47 905 72 927

Gary J. Wolfe
Seward & Kissel LLP, New York, USA
Tel: +1 212 574 1223